20 SOUTH BROAD STREET, CANFIELD, OHIO 44406

July 26, 2024

Via EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Shannon Davis

100 F Street, N.E.

Washington, D.C. 20549

Re:	Farmers National Banc Corp.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 7, 2024

File No. 001-35296

Dear Ms. Davis,

This letter responds to the comment letter from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated July 18, 2024 (the “Comment Letter”), in connection with the review of the Annual Report on Form 10-K filed by Farmers National Banc Corp. (the “Company”) on March 7, 2024 for the fiscal year ended December 31, 2023 (“2023 Form 10-K”). For convenience, we have set forth below each of the Commission’s comments and the corresponding responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Portfolio, page 36

1.

We note your tabular disclosure on page 36 which indicates that your commercial real estate (“CRE”) loan portfolio comprised 41.6% of total net loans as of December 31, 2023. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on January 24, 2024 that provides detailed disclosures of your CRE loan portfolio as of December 31, 2023. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to disclose and quantify material geographic and industry concentrations (e.g., office, retail, hotel and multifamily), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates to enhance an investor’s understanding of these loan categories. See Item 303 of Regulation S-K.

Response: The Company will revise its future filings, including its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, to further disaggregate the composition of our CRE loan portfolio to disclose and quantify material geographic and industry concentrations (e.g., office, retail, hotel and multifamily), as well as current weighted average and/or range of loan-to-value ratios. The Company will work to revise future filings to include the current weighted average and/or range of occupancy rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49

2.

We note the discussion in which you disclose plans to prioritize loan growth in response to exceeding internal policy limits for Economic Value of Equity derived from simulation analysis used to manage interest rate risk in up rate scenarios explained in conjunction with your related tabular information. We also note your disclosure on page 18 that certain loans including real estate-related credit risks are a significant concern for you. Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management to address management’s noted plans to expand loan growth despite credit risk concerns, and in response to the current environment. We note Item 305 of Regulation S-K.

Response: The Company will revise its future filings, including its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, to describe the specific details of any risk management policies, procedures or other actions undertaken by management to address management’s noted plans to expand loan growth despite credit risk concerns, and in response to the current environment.

General

3.	We note that the consent of your independent registered public accounting firm, which was filed as Exhibit 23.1, did not include a date for Crowe LLP’s audit report. Please revise or advise.

Response: The Company will amend its 2023 Form 10-K solely for the purpose of filing a corrected Exhibit 23.1, Consent of Independent Registered Public Accounting Firm, to replace and supersede the Exhibit 23.1 originally filed as exhibit to the 2023 Form 10-K.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (330) 533-5070.

Sincerely,

/s/ Troy Adair
Troy Adair
Executive Vice President, Secretary and Chief Financial Officer